Dechert LLP	200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

April 25, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the "Trust")

Air Transportation Portfolio

Automotive Portfolio

Banking Portfolio

Biotechnology Portfolio

Brokerage and Investment Management Portfolio

Chemicals Portfolio

Communications Equipment Portfolio

Computers Portfolio

Construction and Housing Portfolio

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Defense and Aerospace Portfolio

Electronics Portfolio

Energy Portfolio

Energy Service Portfolio

Environmental Portfolio

Financial Services Portfolio

Gold Portfolio

Health Care Portfolio

Home Finance Portfolio

Industrial Equipment Portfolio

Industrials Portfolio

Insurance Portfolio

IT Services Portfolio

Leisure Portfolio

Materials Portfolio

Medical Delivery Portfolio

Medical Equipment and Systems Portfolio

U.S. AUSTIN BOSTON CHARLOTTE HARRISBURG HARTFORD NEW YORK NEWPORT BEACH PALO ALSO PHILADELPHIA PRINCETON SAN FRANCISCO WASHINGTON DC EUROPE BRUSSELS LONDON LEXEMBOURG MUNICH PARIS

Money Market Portfolio

Multimedia Portfolio

Natural Gas Portfolio

Natural Resources Portfolio

Networking and Infrastructure Portfolio

Paper and Forest Products Portfolio

Pharmaceuticals Portfolio

Retailing Portfolio

Software and Computer Services Portfolio

Technology Portfolio

Telecommunications Portfolio

Transportation Portfolio

Utilities Growth Portfolio

Wireless Portfolio (the "Funds")

File Nos. 033-15983 and 811-05251

Post-Effective Amendment No. 51

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio and Wireless Portfolio. The Funds' English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

Very truly yours,

*

Eric D. Roiter
Secretary

*/s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated July 1, 2006.